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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                             BETA OIL & GAS, INC.
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                               (Name of Issuer)


                    Common Stock, par value $.001 per share
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                        (Title of Class of Securities)


                                   08659A104
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                                (CUSIP Number)

                                Mr. Joe Burnett
                             Beta Oil & Gas, Inc.
                               Two Warren Place
                       6120 South Yale Avenue, Suite 813
                            Tulsa, Oklahoma  74136
                                (918) 596-1011
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              - with copies to -

                            Lynnwood R. Moore, Jr.
                               Conner & Winters
                          A Professional Corporation
                            3700 First Place Tower
                               15 E. 5th Street
                          Tulsa, Oklahoma  74103-4344
                                (918) 586-5711

                                August 30, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
CUSIP No. 08659A104                                                       Page 2


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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Rolf N. Hufnagel
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,440,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,440,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,440,000
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      CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
12    (See Instructions)                                            [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      11.7%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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                                                                          Page 3


     The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of Beta Oil & Gas, Inc., a Nevada corporation ("Beta"). The principal executive offices of Beta are located at Two Warren Place, 6120 South Yale Avenue, Suite 813, Tulsa, Oklahoma 74136.


ITEM 2.   IDENTITY AND BACKGROUND

     (a)  This Schedule 13D is being filed by Mr. Rolf N. Hufnagel.

     (b) The business address of Mr. Hufnagel is 6100 South Yale Avenue, Suite 300, Tulsa, Oklahoma 74136.

     (c) Mr. Hufnagel presently serves as Chairman of Crimson Resources, Inc., which has its principal offices at the location specified in (b) above.

     (d) and (e) During the last five years, Mr. Hufnagel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Hufnagel is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As of August 30, 2000, Beta and Red River Energy, Inc., an Oklahoma corporation ("Red River"), closed the merger transaction contemplated in the Agreement and Plan of Merger ("Agreement"), dated November 19, 1999, pursuant to which Beta acquired 100% of the common stock of Red River. Upon completion of the Merger, Red River became a wholly-owned subsidiary of Beta, and name of the surviving entity was changed to Beta Operating Company. Pursuant to the terms of the Merger, each of the 1,000 shares of Red River common stock issued and outstanding were converted into 2,250 shares of Beta common stock. Beta issued a total of 2,250,000 shares of Beta stock to Red River shareholders. Accordingly, Mr. Hufnagel as the owner of 640 shares of Red River common stock, received the 1,440,000 shares of Beta common stock (the "Shares"), to which this statement relates.
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                                                                          Page 4

ITEM 4.   PURPOSE OF TRANSACTION

     The principal purpose of the Merger was to effect a combination of the assets, properties and businesses of Beta and Red River. Mr. Hufnagel received the Shares in exchange for his shares of Red River common stock. Mr. Hufnagel was elected to the Board of Directors of Beta at its annual meeting held in June of 2000.

     Except as set forth above, Mr. Hufnagel has no plans or proposals with respect to a merger, reorganization or liquidation of Beta, or any of its subsidiaries, the sale or transfer of a material amount of the assets of Beta, any material change in the capitalization or dividend policy of Beta, any other material change in Beta's business or corporate structure or, generally, any other action referred to in parts (a) through (j) of Item 4 of Schedule 13 D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Hufnagel presently is the beneficial owner of 1,440,000 shares of Common Stock of Beta. These securities represent 11.7% of the outstanding shares of Common Stock of Beta.

     (b) Mr. Hufnagel has the sole power to vote and dispose of 1,440,000 shares of Common Stock of Beta.

     (c)  Not applicable.

     (d) No person other than Mr. Hufnagel has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in this Item 5.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hufnagel and any person with respect to any securities of Beta, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; provided, however, that Beta agreed in the Agreement to register the resale of all of the Shares issued to the former Red River shareholders.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The Agreement and Plan of Merger is attached to Beta's Definitive Proxy Statement as filed with the Securities and Exchange Commission on August 14, 2000. No exhibits are included with this filing.
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                                                                          Page 5

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: September 10, 2000                    /s/   Rolf N. Hufnagel
                                        ----------------------------------------
                                        Rolf N. Hufnagel



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).